EXHIBIT 99.1

100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com
Date: March 31, 2017

To: New York Stock Exchange

Subject: SHOPIFY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting:	April 25, 2017
Record Date for Voting (if applicable):	April 25, 2017
Beneficial Ownership Determination Date:	April 25, 2017
Meeting Date:	June 7, 2017
Meeting Location (if available):	Ottawa, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A SUBORDINATE VOTING SHS	82509L107	CA82509L1076
CLASS B MULTIPLE VOTING SHARES	82509L206	CA82509L2066

Sincerely,

Computershare
Agent for SHOPIFY INC.